Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Second Quarter 2017 Financial Results

 BEIJING, China, August 11, 2017 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•	Contract sales increased 54.4% to US$732.4 million from US$474.4 million in the second quarter of 2016 and increased 139.8% from US$305.4 million in the first quarter of 2017.

•	Total revenue increased 29.6% to US$488.2 million from US$376.6 million in the second quarter of 2016 and increased 73.9% from US$280.7 million in the first quarter of 2017.

•	Gross profit increased 39.6% to US$107.9 million (or 22.1% of total revenue) from US$77.3 million (or 20.5% of total revenue) in the second quarter of 2016, and increased 72.4% from US$62.6 million (or 22.3% of total revenue) in the first quarter of 2017.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue decreased to 9.9% from 10.9% in the second quarter of 2016 and decreased from 12.6% in the first quarter of 2017.

•	Net income was US$20.6 million, compared to US$27.8 million in the second quarter of 2016 and US$7.4 million in the first quarter of 2017.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.14, compared to US$0.39 in the second quarter of 2016 and US$0.11 in the first quarter of 2017.

•	The Company repurchased through its share repurchase program 952,231 ADSs at a total cost of approximately US$4.7 million in the second quarter of 2017.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Our second quarter results were generally in line with our expectations under the current government’s restrictive policies impacting China’s overall housing market. We achieved 54.4% contract sales growth and 29.6% revenue growth compared to the same quarter last year, which was attributable to strong and solid performance of our active projects.

We were also pleased to increase our number of strategic land acquisitions. During the second quarter, we increased our presence in several existing markets where we have a sound track record, including Zhengzhou, Xi’an and Kunshan, and established our presence in a new market with national geographical significance — Zhuhai, an important location in the “Guangdong-Hong Kong-Macao Greater Bay Area”. A total of five new projects with an aggregate GFA of 795,000 square meters were acquired in the second quarter, which we expect to support our growth in the years to come.

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Furthermore, we are pleased to pay our 22nd consecutive quarterly dividend. The ongoing US$40 million share repurchase as well as the full redemption of our outstanding US$200 million senior notes in early July also demonstrate our commitment to delivering value to our shareholders,” concluded Mr. Zhang.

Second Quarter 2017 Financial Results

Contract Sales

Contract sales in China totaled US$711.8 million in the second quarter compared to US$474.4 million in the second quarter of 2016 and US$240.8 million in the first quarter of 2017.

The Company’s GFA sales in China were 409,700 square meters in the second quarter of 2017 compared to 344,600 square meters in the second quarter of 2016 and 140,300 square meters in the first quarter of 2017.

The ASP per square meter sold in China was RMB11,946 (US$1,739) in the second quarter of 2017 compared to RMB8,992 (US$1,377) in the second quarter of 2016 and RMB11,820 (US$1,717) in the first quarter of 2017.

Contract sales in the United States totaled US$20.6 million in the second quarter of 2017.

The Company commenced pre-sales of one new project in the second quarter of 2017, Xingyang Splendid III, which contributed 3.8% of total GFA sales.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q2 2016		Q1 2017		Q2 2017		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2 '000s)	(RMB)	(m2 '000s)	(RMB)	(m2 '000s)	(RMB)	(m2 '000s)
Zhengzhou Xin City	-0.1	13,136	0.2	52,821	0.1	4,005	5.3
Zhengzhou Thriving Family	0.1	10,446	0.3	5,913	-	-	15.7
Xingyang Splendid I	2.1	5,281	6.2	6,626	0.4	7,115	28.9
Xingyang Splendid II	8.6	5,253	8.6	6,710	15.4	5,265	58.8
Kunshan Royal Palace	29.0	15,586	2.3	21,222	5.3	24,173	8.8
Suzhou Lake Royal Palace	10.6	21,575	2.8	19,906	3.8	20,094	10.5
Jinan Xinyuan Splendid	1.3	9,499	0.2	4,417	0.2	4,263	8.8
Jinan Royal Palace	32.0	6,874	22.4	9,280	13.2	10,508	164.9
Xuzhou Colorful City	2.9	9,895	1.7	15,131	2.8	13,385	47.1
Beijing Xindo Park	-0.3	31,469	0.1	19,697	0.2	4,235	10.4
Chengdu Thriving Family	30.7	5,639	4.7	11,277	6.0	19,194	54.6
Changsha Xinyuan Splendid	39.2	6,355	9.7	9,050	28.2	9,521	24.6
Sanya Yazhou Bay No.1	4.2	12,438	26.3	15,432	8.1	15,888	65.6
Xi’an Metropolitan	21.7	7,133	3.1	8,889	9.5	9,553	65.3
Shanghai Royal Palace	7.0	30,594	-0.1	28,707	-	-	11.4
Zhengzhou Xindo Park	10.2	6,448	13.2	6,342	22.9	6,998	37.1
Jinan Xin Central	11.9	10,793	6.8	11,777	8.3	13,928	65.0
Henan Xin Central I	29.9	8,083	0.5	11,568	3.4	16,229	53.7
Zhengzhou Fancy City I	29.0	8,970	0.8	21,739	2.6	19,015	29.2
Zhengzhou Fancy City II (South)	5.6	8,897	10.1	12,394	7.6	12,649	13.3
Tianjin Spring Royal Palace	68.5	7,429	-0.1	6,844	11.0	11,118	157.7
Kunshan Xindo Park	-	-	4.4	18,244	10.6	20,523	42.5
Zhengzhou International New City I	-	-	0.9	10,834	207.4	12,084	102.1
Henan Xin Central II	-	-	15.0	10,955	27.2	11,293	58.6
Xingyang Splendid III	-	-	-	-	15.5	6,981	108.1
Others	0.5	-	0.2	-	-	-	3.2
Total	344.6	8,992	140.3	11,820	409.7	11,946	1,251.2

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Revenue

In the second quarter of 2017, the Company’s total revenue increased 29.6% to US$488.2 million from US$376.6 million in the second quarter of 2016 and increased 73.9% from US$280.7 million in the first quarter of 2017.

Gross Profit

Gross profit for the second quarter of 2017 was US$107.9 million, or 22.1% of revenue, compared to a gross profit of US$77.3 million, or 20.5% of revenue, in the second quarter of 2016 and a gross profit of US$62.6 million, or 22.3% of revenue, in the first quarter of 2017.

Selling, General and Administrative Expenses

SG&A expenses were US$48.2 million for the second quarter of 2017 compared to US$41.0 million for the second quarter of 2016 and US$35.5 million for the first quarter of 2017. As a percentage of total revenue, SG&A expenses were 9.9% compared to 10.9% in the second quarter of 2016 and 12.6% in the first quarter of 2017.

Net Income

Net income for the second quarter of 2017 was US$20.6 million compared to US$27.8 million for the second quarter of 2016 and US$7.4 million for the first quarter of 2017. Net margin was 4.2%, compared to 7.4% in the second quarter of 2016 and 2.6% in the first quarter of 2017. Diluted earnings per ADS were US$0.14, compared to US$0.39 per ADS in the second quarter of 2016 and US$0.11 per ADS in the first quarter of 2017.

The lower net income compared with the second quarter of 2016 was mainly due to (i) an increase in selling and distribution expenses related to commercial sales under a more challenging market environment, (ii) an increase in the un-capitalized portion of the Company’s interest expenses due to some debt not yet allocated into real estate projects, and (iii) a one-time Land Value-Added Tax (LVAT) refund of approximately US$9 million in the prior year period related to a final settlement at one of the Company’s projects.

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Balance Sheet

As of June 30, 2017, the Company’s cash and cash equivalents (including restricted cash) increased to US$1,276.8 million from US$1,245.9 million as of March 31, 2017. Total debt outstanding was US$2,647.8 million, which reflected an increase of US$320.7 million compared to US$2,327.1 million at the end of the first quarter of 2017. The balance of the Company’s real estate properties under development at the end of the second quarter of 2017 was US$2,135.2 million, compared to US$1,848.5 million at the end of the first quarter of 2017.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the second quarter of 2017.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 '000s)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	211.1	205.8	345.1	315.4	91.4%	98.2%
Zhengzhou Thriving Family	131.5	115.8	148.3	122.4	82.5%	96.7%
Xingyang Splendid I	117.4	88.5	90.7	68.8	75.9%	75.7%
Xingyang Splendid II	137.2	78.4	137.3	67.1	48.9%	58.6%
Kunshan Royal Palace	280.0	271.2	467.9	431.7	92.3%	95.2%
Suzhou Lake Royal Palace	169.6	159.1	349.3	297.7	85.2%	99.6%
Jinan Xinyuan Splendid	572.2	563.4	722.2	716.0	99.1%	99.5%
Jinan Royal Palace	449.7	284.8	638.0	301.8	47.3%	76.2%
Xuzhou Colorful City	130.2	83.1	193.1	115.7	59.9%	83.4%
Beijing Xindo Park	133.1	122.7	435.8	364.7	83.7%	99.8%
Chengdu Thriving Family	211.4	156.8	363.1	151.7	41.8%	96.5%
Changsha Xinyuan Splendid	251.6	227.0	345.0	223.2	64.7%	90.0%
Sanya Yazhou Bay No.1	117.2	51.6	288.3	109.3	37.9%	86.2%
Xi’an Metropolitan	290.7	225.4	459.5	233.9	50.9%	97.4%
Shanghai Royal Palace	57.8	46.4	273.0	170.5	62.5%	99.3%
Zhengzhou Xindo Park	144.4	107.3	192.3	113.0	58.8%	84.5%
Jinan Xin Central	194.7	129.7	347.8	191.7	55.1%	82.2%
Henan Xin Central I	262.2	208.5	351.2	254.0	72.3%	75.7%
Zhengzhou Fancy City I	166.8	137.6	229.6	180.2	78.5%	67.0%
Zhengzhou Fancy City II (South)	84.1	70.8	142.2	109.7	77.1%	63.3%
Tianjin Spring Royal Palace	278.6	120.9	484.5	141.7	29.2%	47.7%
Kunshan Xindo Park	89.0	46.5	265.5	128.7	48.5%	68.7%
Zhengzhou International New City I	360.5	258.4	648.5	444.2	68.5%	39.1%
Henan Xin Central II	109.8	51.2	178.5	83.0	46.5%	53.6%
Xingyang Splendid III	123.5	15.4	135.2	15.7	11.6%	33.7%
Others remaining GFA	3.2
Total active projects	5,077.5	3,826.3	8,231.9	5,351.8	65.0%	78.5%

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As of June 30, 2017, the Company’s total saleable GFA was approximately 2,947,100 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 '000s)	Pre-sales Scheduled

Zhengzhou Fancy City II(North)	119.6	Q3 2017
Zhengzhou International New City II	175.7	Q3 2017
Beijing Liyuan project	102.3	To be determined
Changsha Mulian Royal Palace	93.3	Q3 2017
Zhengzhou International New City III	337.0	To be determined
Changsha Renmin East Road project	73.0	To be determined
Xian Aerospace City Project	226.0	To be determined
Zhengzhou Heizhuzhuang Project	340.0	To be determined
Kunshan Zhongyu Project	113.0	To be determined
Zhengzhou International New City IV	46.0	To be determined
Zhuhai Prince Project	70.0	To be determined
Total projects under planning	1,695.9
Total active projects	1,251.2
Total of all Xinyuan unsold projects in China	2,947.1

Real Estate Project Update in the United States

In the second quarter of 2017, our Oosten project in Brooklyn, New York recognized revenue of approximately US$21 million. As of June 30, 2017, we had sold and closed a total of 161 units out of 216 total units and revenue from this project had reached US$238 million. The construction loan for this project was fully paid off. As a testament to this project’s success in the New York market, the Oosten project was recently awarded the “Best Residential Condominium Building” award by the Brooklyn Chamber of Commerce at the 2017 Building Brooklyn Awards, which represents the first win by a non-US-based developer in the award’s history.

During the second quarter of 2017, local market demand and price trends remained stable in both Manhattan and Brooklyn. Both saw modest year-on-year unit price increases, with Brooklyn enjoying slightly higher increases.

The Company is continuing its foundation work for its second New York City project which is located in midtown Manhattan.

The Company continues to execute its planning, governmental approvals and pre-development of its ground-up development project located in Queens, New York.

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Conference Call Information

The Company will hold a conference call at 8:00 am ET on August 11, 2017 to discuss second quarter 2017 results. Listeners may access the call by dialing:

US Toll Free: 1-888-857-6931
China: +86-400-120-2694
International: 1-719-457-2601

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through August 18, 2017 by dialing:

US: 1-844-512-2921
International: 1-412-317-6671
Access code: 4856564

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu
Investor Relations Deputy Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)

Total revenue	488,165	280,714	376,623

Total costs of revenue	(380,242)	(218,147)	(299,317)
Gross profit	107,923	62,567	77,306

Selling and distribution expenses	(18,219)	(10,488)	(8,801)
General and administrative expenses	(29,965)	(25,017)	(32,197)

Operating income	59,739	27,062	36,308

Interest income	4,375	2,599	4,223
Interest expense	(20,195)	(9,325)	(5,063)
Net realized gain on short-term investments	2,257	588	807
Unrealized gain/(loss) on short-term investments	524	1,254	(153)
Other income	-	159	4,101
Exchange (loss)/gains	(46)	(51)	182
Share of loss of equity investees	(265)	(243)	(641)

Income from operations before income taxes	46,389	22,043	39,764

Income taxes	(25,769)	(14,625)	(11,960)

Net income	20,620	7,418	27,804
Net (income)/loss attributable to non-controlling interest	(11,698)	42	(1,278)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	8,922	7,460	26,526

Earnings per ADS:
Basic	0.14	0.12	0.40
Diluted	0.14	0.11	0.39
ADS used in computation:
Basic	64,324	63,995	66,005
Diluted	65,622	64,944	68,164

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2017	2016
	(unaudited)	(unaudited)

Total revenue	768,879	612,007

Total costs of revenue	(598,389)	(485,807)
Gross profit	170,490	126,200

Selling and distribution expenses	(28,707)	(16,922)
General and administrative expenses	(54,982)	(55,605)

Operating income	86,801	53,673

Interest income	6,974	12,694
Interest expense	(29,520)	(10,063)
Net realized gain on short-term investments	2,845	916
Unrealized gain on short-term investments	1,778	767
Other income	159	4,108
Exchange (loss)/gains	(97)	236
Share of loss of an equity investee	(508)	(599)

Income from operations before income taxes	68,432	61,732

Income taxes	(40,394)	(27,033)

Net income	28,038	34,699
Net income attributable to non-controlling interest	(11,656)	(2,054)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	16,382	32,645

Earnings per ADS:
Basic	0.26	0.49
Diluted	0.25	0.47
ADS used in computation:
Basic	64,159	67,309
Diluted	65,779	69,492

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	955,209	916,029	578,244
Restricted cash	321,615	329,909	328,499
Short-term investments	49,686	41,113	39,311
Accounts receivable	27,669	26,884	32,704
Other receivables	38,714	31,804	31,822
Deposits for land use rights	80,376	100,804	153,252
Other deposits and prepayments	492,429	276,914	525,263
Advances to suppliers	38,569	30,433	27,457
Real estate properties development completed	381,238	429,254	477,179
Real estate properties under development	2,135,226	1,848,471	1,719,135
Amounts due from related parties	6,155	20,284	17,732
Amounts due from employees	1,582	2,277	621
Other current assets	704	140	226

Total current assets	4,529,172	4,054,316	3,931,445

Real estate properties held for lease, net	191,021	163,541	159,874
Property and equipment, net	33,455	33,610	34,090
Other long-term investment	9,099	8,938	242
Investment in joint ventures	7,502	7,541	7,556
Deferred tax assets	50,190	49,701	49,690
Deposits for land use rights	29,523	28,988	28,831
Other assets	57,060	24,740	24,717

TOTAL ASSETS	4,907,022	4,371,375	4,236,445

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	482,009	423,413	524,663
Short-term bank loans and other debt	109,856	130,448	178,576
Customer deposits	173,326	168,829	150,545
Income tax payable	102,736	106,396	120,573
Other payables and accrued liabilities	242,940	208,466	199,661
Payroll and welfare payable	12,247	4,626	19,522
Current portion of long-term bank loans and other debt	1,074,467	574,802	704,695
Current maturities of capital lease obligations	4,314	3,945	3,923
Mandatorily redeemable non-controlling interests	12,916	-	12,614
Amounts due to related parties	69,307	67,949	66,230

Total current liabilities	2,284,118	1,688,874	1,981,002

Non-current liabilities
Long-term bank loans	363,898	350,887	235,885
Other long term debt	1,099,563	1,270,978	974,791
Deferred tax liabilities	172,763	105,086	93,107
Unrecognized tax benefits	20,494	20,492	20,492
Capital lease obligations, net of current maturities	13,093	14,876	15,016
Due to related parties	1,543	-	-
TOTAL LIABILITIES	3,955,472	3,451,193	3,320,293

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(65,590)	(60,915)	(53,734)
Additional paid-in capital	542,040	539,763	538,414
Statutory reserves	95,965	95,965	95,973
Retained earnings	356,990	354,905	354,274
Accumulated other comprehensive income	(11,227)	(30,652)	(34,683)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	918,194	899,082	900,260
Non-controlling interest	33,356	21,100	15,892
Total equity	951,550	920,182	916,152
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,907,022	4,371,375	4,236,445

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